UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 4, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933
Endocyte, Inc.
File No. 333-168904- CF#25779

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Endocyte, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 17, 2010, as amended.

Based on representations by Endocyte, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through April 30, 2011
Exhibit 10.8	through October 31, 2011
Exhibit 10.11	through September 30, 2013
Exhibit 10.12	through September 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey P. Riedler
Assistant Director